                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               -----------------

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      ADVANCE DISPLAY TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007422306
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Knoeckel, Esq.
                            Holme Roberts & Owen LLP
                        1700 Lincoln Street, Suite 4100
                            Denver, Colorado  80203

                                 (303) 861-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 28, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X].

CUSIP NO. 007422306        SCHEDULE 13D (AMENDMENT NO. 2)           Page 2 of 44
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Display Optics, Ltd., a Colorado limited partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Colorado

                             7   SOLE VOTING POWER

                                       14,898,296
   NUMBER OF
    SHARES                   8   SHARED VOTING POWER
 BENEFICIALLY
    OWNED                               -0-
     BY
    EACH                     9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                              14,898,296
    WITH
                             10  SHARED DISPOSITIVE POWER

                                       -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     14,898,296

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     79.5%

14   TYPE OF REPORTING PERSON
     PN
---------------------------------------------------------------------------

CUSIP NO. 007422306       SCHEDULE 13D (AMENDMENT NO. 2)            Page 3 of 44

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Display Group LLC, a Colorado limited liability company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     BK, AF, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Colorado

                             7   SOLE VOTING POWER

                                       8,809,458
           NUMBER OF
            SHARES           8   SHARED VOTING POWER
         BENEFICIALLY
             OWNED                     14,898,296
              BY
             EACH            9   SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                     7,444,428
             WITH
                             10  SHARED DISPOSITIVE POWER

                                       14,898,296

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     16,613,326

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     88.7%

14   TYPE OF REPORTING PERSON
     OO
---------------------------------------------------------------------------

CUSIP NO. 007422306       SCHEDULE 13D (AMENDMENT NO. 2)            Page 4 of 44

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Keith A. Hancock

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                             7   SOLE VOTING POWER

                                       8,885,154
           NUMBER OF
            SHARES           8   SHARED VOTING POWER
         BENEFICIALLY
             OWNED                     14,898,296
              BY
             EACH            9   SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                     7,520,124
             WITH
                             10  SHARED DISPOSITIVE POWER

                                       14,898,296

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     16,613,326

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     88.7%

14   TYPE OF REPORTING PERSON
     IN
---------------------------------------------------------------------------

CUSIP NO. 007422306       SCHEDULE 13D (AMENDMENT NO. 2)            Page 5 of 44

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     G. Schneider Holdings Co., a Colorado limited partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Colorado

                             7  SOLE VOTING POWER

                                       5,375,532
  NUMBER OF
   SHARES                    8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED                               -0-
   BY
   EACH                      9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                              5,375,532
   WITH
                             10  SHARED DISPOSITIVE POWER

                                       -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     5,375,532

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58.4%

14   TYPE OF REPORTING PERSON
     PN
---------------------------------------------------------------------------

CUSIP NO. 007422306        SCHEDULE 13D (AMENDMENT NO. 2)          Page 6 of 44

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gene W. Schneider

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


                        7  SOLE VOTING POWER

                                 5,375,532
  NUMBER OF
    SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
    OWNED                        -0-
     BY
    EACH                9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                        5,375,532
    WITH

                       10  SHARED DISPOSITIVE POWER

                                 -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
      5,375,532

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      58.4%

14    TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

CUSIP NO. 007422306           SCHEDULE 13D (AMENDMENT NO. 2)       Page 7 of 44

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William W. Becker

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada




                       7  SOLE VOTING POWER

                                1,864,717
  NUMBER OF
   SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED                        -0-
    BY
   EACH                9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                       1,864,717
   WITH
                      10  SHARED DISPOSITIVE POWER

                                 -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
      1,864,717

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.7%

14    TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

CUSIP NO. 007422306           SCHEDULE 13D (AMENDMENT NO. 2)       Page 8 of 44

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mark L. Schneider

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States



                        7  SOLE VOTING POWER

                               2,497,650
  NUMBER OF
    SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
    OWNED                      -0-
     BY
    EACH                9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                      2,497,650
    WITH

                       10  SHARED DISPOSITIVE POWER

                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
      2,497,650

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      39.4%

14    TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

CUSIP NO. 00742306          SCHEDULE 13D (AMENDMENT NO. 2)         Page 9 of 44

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jan E. Helen

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Norway

                       7  SOLE VOTING POWER

                              1,122,467
  NUMBER OF
   SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED                      -0-
    BY
   EACH                9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     1,122,467
   WITH
                      10  SHARED DISPOSITIVE POWER

                              -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
      1,122,467

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.6%

14    TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

CUSIP NO. 007422306         SCHEDULE 13D (AMENDMENT NO. 2)        Page 10 of 44

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William J. Elsner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                        7  SOLE VOTING POWER

                               1,122,482
  NUMBER OF
    SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
    OWNED                      -0-
     BY
    EACH                9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                      1,122,482
    WITH

                       10  SHARED DISPOSITIVE POWER

                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
      1,122,482

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.6%

14    TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------------------------

CUSIP NO. 007422306             SCHEDULE 13D (AMENDMENT NO. 2)     Page 11 of 44

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. Timothy Brittan

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                        7  SOLE VOTING POWER

                               1,003,306
  NUMBER OF
    SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
    OWNED                      -0-
     BY
    EACH                9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                      1,003,306
    WITH

                       10  SHARED DISPOSITIVE POWER

                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
      1,003,306

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.5%

14    TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

CUSIP NO. 007422306            SCHEDULE 13D (AMENDMENT NO. 2)      Page 12 of 44

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce H. Etkin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                        7  SOLE VOTING POWER

                               3,232,597
  NUMBER OF
    SHARES              8  SHARED VOTING POWER
 BENEFICIALLY
    OWNED                      -0-
     BY
    EACH                9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                      3,232,597
    WITH

                       10  SHARED DISPOSITIVE POWER

                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
      3,232,597

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      45.7%

14    TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

CUSIP NO. 007422306            SCHEDULE 13D (AMENDMENT NO. 2)      Page 13 of 44

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peregrine Investments, a Virginia general partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Virginia

                                 7  SOLE VOTING POWER

                                        756,967
  NUMBER OF
   SHARES                        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED                                -0-
   BY
   EACH                          9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                               756,967
   WITH

                                 10  SHARED DISPOSITIVE POWER

                                        -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     756,967

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%

14   TYPE OF REPORTING PERSON
     PN

---------------------------------------------------------------------------

CUSIP NO. 007422306            SCHEDULE 13D (AMENDMENT NO. 2)      Page 14 of 44

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daryl H. Owen

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                                  7  SOLE VOTING POWER

                                         -0-
           NUMBER OF
            SHARES                8  SHARED VOTING POWER
         BENEFICIALLY
             OWNED                       756,967
              BY
             EACH                 9  SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                      -0-
              WITH
                                 10  SHARED DISPOSITIVE POWER

                                         756,967

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     756,967

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%

14   TYPE OF REPORTING PERSON
     IN
---------------------------------------------------------------------------

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)      Page 15 of 44

-------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lindsay D. Hooper

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


                                   7  SOLE VOTING POWER

                                          -0-
           NUMBER OF
            SHARES                 8  SHARED VOTING POWER
         BENEFICIALLY
             OWNED                        756,967
              BY
             EACH                  9  SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                       -0-
              WITH
                                  10  SHARED DISPOSITIVE POWER

                                          756,967

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     756,967

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%

14   TYPE OF REPORTING PERSON
     IN

---------------------------------------------------------------------------

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 2)             Page 16 of 44

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James C. Gould

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                             7   SOLE VOTING POWER

                                       -0-
           NUMBER OF
            SHARES           8   SHARED VOTING POWER
         BENEFICIALLY
             OWNED                     756,967
              BY
             EACH            9   SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                     -0-
             WITH
                             10  SHARED DISPOSITIVE POWER

                                       756,967

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     756,967

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.5%

14    TYPE OF REPORTING PERSON
      IN
---------------------------------------------------------------------------

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 2)             Page 17 of 44

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John D. Seiver

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                             7   SOLE VOTING POWER

                                       118,280
  NUMBER OF
    SHARES                   8   SHARED VOTING POWER
 BENEFICIALLY
    OWNED                              -0-
    BY
    EACH                     9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                              118,280
    WITH
                             10  SHARED DISPOSITIVE POWER

                                 -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     118,280

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.0%

14   TYPE OF REPORTING PERSON
     IN
---------------------------------------------------------------------------

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 2)             Page 18 of 44

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John P. Cole, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                             (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                             7   SOLE VOTING POWER

                                       884,076
  NUMBER OF
    SHARES                   8   SHARED VOTING POWER
 BENEFICIALLY
    OWNED                              -0-
    BY
    EACH                     9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                              884,076
    WITH
                             10  SHARED DISPOSITIVE POWER

                                       -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
     884,076

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.7%

14   TYPE OF REPORTING PERSON
     IN
---------------------------------------------------------------------------

CUSIP NO. 007422306      SCHEDULE 13D (AMENDMENT NO. 1)            Page 19 of 44

          This statement, dated March 13, 1997 ("Amendment No. 2"), filed on behalf of the reporting persons (as defined in Item 2(a) of the Amendment No. 1) constitutes Amendment No. 2 of the Schedule 13D, with respect to the common stock of Advance Display Technologies, Inc. This Amendment No. 2 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended. It shall refer only to information which has materially changed since the filing of Amendment No. 1. All capitalized terms used herein and otherwise undefined shall have the meanings described thereto in Schedule 13D and Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     The following two paragraphs are added to the end of paragraph (3) of Item
3:

          (3) On February 28, 1997, J. Timothy Brittan loaned $20,000 directly to Display Optics, the outstanding principal balance of which is convertible into Class B Units, and ultimately, into 152,090 shares of the Common Stock.
Mr. Brittan used his own funds to make the investment described in the preceding sentence.

              On March 11, 1997, Jan E. Helen and William J. Elsner each loaned $25,000 directly to Display Optics, the outstanding principal balance of which is each convertible into Class B Units, and ultimately, into 190,113 shares of the Common Stock each. Both Mr. Helen and Mr. Elsner used their own funds to make the investment described in the preceding sentence.

     The following new paragraphs (10) and (11) are added to Item 3, following the end of paragraph (9):

          (10) On February 28, 1997, John P. Cole loaned $41,600 directly to Display Optics, the outstanding principal balance of which is convertible into Class B Units, and ultimately, into 316,347 shares of the Common Stock. Mr. Cole used his own funds to make the investment described in the preceding sentence.

          (11) On February 28, 1997, John D. Seiver loaned $5,600 directly to Display Optics, the outstanding principle balance of which is convertible into Class B Units, and ultimately, into 42,585 shares of Common Stock. Mr. Seiver used his own funds to make the investment described in the preceding sentence.

     The following additions are added to the end of Item 3:

     The Litigation has been pursued by Display Group for the benefit of Display Optics. Any recovery from the Litigation, including the Replevin Shares if awarded, will be held by Display Optics.

     Upon the execution of the Settlement Agreement and Release dated March 12, 1997, effective as of February 28, 1997 (the "Settlement Agreement"), signed by the Issuer,

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 2)             Page 20 of 44

Display Optics and Display Group (collectively, the "Plaintiffs") and Visual Optics, Inc., Michael A. Nixon and Jeffory D. Blackard (collectively, the "Defendants"), the Defendants agreed to transfer simultaneously 350,000 shares of Common Stock to Display Group.

     The Settlement Agreement was signed for purposes of settling all claims and controversies between the Plaintiffs and the Defendants arising out of the civil action filed in the United States District Court for the district of Colorado, Civil Action No. 96-D-1616, captioned as: ADVANCE DISPLAY TECHNOLOGIES, INC., a Colorado corporation, DISPLAY OPTICS, LTD., a Colorado limited partnership, and DISPLAY GROUP, LLC, a Colorado limited liability company v. VISUAL OPTICS, INC., a Texas corporation, MICHAEL A. NIXON and JEFFORY D. BLACKARD (the "Visual Optics Litigation"). The Visual Optics Litigation resulted from a dispute regarding the exclusivity of a license granted to the Issuer by the Defendants and a related letter agreement of February 9, 1995. Pursuant to the Settlement Agreement, Display Group paid $41,000 to the Defendants, the Plaintiffs released claims against the Defendants, and Display Optics transferred certain phone and telecopy equipment to the Defendants. In return, the Defendants granted releases to the Plaintiffs, returned certain computer equipment to Display Optics, assigned a patent relating to the disputed technology to Issuer, and transferred the 350,000 shares of Common Stock to Display Group.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 21 of 44



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

     ITEM 5 IS AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (1) DISPLAY OPTICS COULD ACQUIRE 14,898,296 SHARES (79.52%) OF THE COMMON STOCK./1/ DISPLAY OPTICS' POSSIBLE BENEFICIAL OWNERSHIP OF THESE SHARES RESULTS FROM (I) ISSUER'S COMMITMENT IN THE PARTNERSHIP AGREEMENT, AS AMENDED BY THE REVISED FIRST AMENDMENT (HEREINAFTER, THE "REVISED PARTNERSHIP AGREEMENT"), TO MAKE CAPITAL CONTRIBUTIONS OF 8,333 SHARES OF THE COMMON STOCK FOR EACH CLASS A UNIT ISSUED BY DISPLAY OPTICS, 76,045 SHARES OF THE COMMON STOCK FOR EACH CLASS B UNIT ISSUED BY DISPLAY OPTICS, AND 2,000 SHARES OF THE COMMON STOCK FOR EACH CLASS C UNIT ISSUED BY DISPLAY OPTICS AND (II) THE SUBSEQUENT ISSUANCE BY DISPLAY OPTICS OF CLASS A UNITS AND BY DISPLAY OPTICS AND DISPLAY GROUP OF PROMISSORY NOTES THAT ARE CONVERTIBLE INTO CLASS B UNITS.

     AS OF THE DATE OF THIS AMENDMENT NO. 2, SIX CLASS A UNITS HAVE BEEN ISSUED BY DISPLAY OPTICS, BUT THE CERTIFICATE REPRESENTING 50,000 SHARES OF THE COMMON STOCK HAS NOT BEEN ISSUED TO DISPLAY OPTICS. IN ADDITION, AS OF THE DATE OF THIS AMENDMENT NO. 2, PROMISSORY NOTES HAVE BEEN ISSUED BY DISPLAY OPTICS AND DISPLAY GROUP THAT ARE CONVERTIBLE INTO APPROXIMATELY 195.26 CLASS B UNITS./2/ UPON THE ISSUANCE BY DISPLAY OPTICS OF ALL SUCH CLASS B UNITS, ISSUER WOULD BE REQUIRED TO CONTRIBUTE AN ADDITIONAL 14,848,296 SHARES OF THE COMMON STOCK TO DISPLAY OPTICS. AT SUCH TIME, DISPLAY OPTICS WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 14,898,296 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). DISPLAY OPTICS DISCLAIMS BENEFICIAL

----------------------
/1/ AS A PRECAUTIONARY MEASURE, THE SHARES OF THE COMMON STOCK REPORTED AS POTENTIALLY BENEFICIALLY OWNED BY DISPLAY OPTICS INCLUDE SHARES OF THE COMMON STOCK RELATED TO PROMISSORY NOTES ISSUED BY DISPLAY OPTICS AND DISPLAY GROUP THAT ARE CONVERTIBLE INTO CLASS B UNITS. UPON THE CONVERSION OF SUCH PROMISSORY NOTES INTO CLASS B UNITS, ISSUER WOULD BE OBLIGATED TO CONTRIBUTE SHARES OF THE COMMON STOCK TO THE CAPITAL OF DISPLAY OPTICS (TO ENABLE DISPLAY OPTICS TO SATISFY ITS OBLIGATION UPON THE EXCHANGE OF THE CLASS B UNITS BY THE UNITHOLDERS FOR SHARES OF THE COMMON STOCK PURSUANT TO THE TERMS OF THE PARTNERSHIP AGREEMENT, AS AMENDED BY THE REVISED FIRST AMENDMENT). THE FILING AND CONTENTS OF THE SCHEDULE 13D AND ANY AMENDMENTS THERETO SHOULD NOT BE DEEMED TO BE AN ADMISSION BY ANY REPORTING PERSON THAT DISPLAY OPTICS ACQUIRES BENEFICIAL OWNERSHIP OF SUCH SHARES PRIOR TO THE ACTUAL ISSUANCE OF SUCH SHARES BY ISSUER TO DISPLAY OPTICS UPON THE ISSUANCE BY DISPLAY OPTICS OF THE CLASS B UNITS.

/2/ THE REVISED PARTNERSHIP AGREEMENT AUTHORIZES THE ISSUANCE OF 100 CLASS B UNITS. THE PARTIES INTEND TO CURE THIS OVER ALLOTMENT OF CLASS B UNIT CONVERSION RIGHTS BY AMENDING THE REVISED PARTNERSHIP AGREEMENT TO PROVIDE FOR A GREATER NUMBER OF AUTHORIZED CLASS B UNITS.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 22 of 44

OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO IT IN THIS PARAGRAPH (1).

     DARRELL D. AVEY BENEFICIALLY OWNS 296,950 SHARES (7.74%) OF THE COMMON STOCK, AND HAS THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF ALL OF THESE SHARES.

     ACCORDING TO ISSUER'S MOST RECENT FORM 10-KSB, DATED JUNE 30, 1995, MICHAEL
A. NIXON BENEFICIALLY OWNS 350,000 SHARES (9.12%) OF THE COMMON STOCK, AND HAS THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF ALL OF THESE SHARES.

     DISPLAY GROUP'S POSSIBLE BENEFICIAL OWNERSHIP OF THE COMMON STOCK IS DESCRIBED IN PARAGRAPH (2) OF THIS ITEM 5.

     KEITH A. HANCOCK'S POSSIBLE BENEFICIAL OWNERSHIP OF THE COMMON STOCK IS DESCRIBED IN PARAGRAPH (3) OF THIS ITEM 5.

     (2) DISPLAY GROUP POTENTIALLY BENEFICIALLY OWNS 16,613,326 SHARES (88.68%) OF THE COMMON STOCK, AS DESCRIBED BELOW:/3/

          (a) AS DESCRIBED IN ITEM 3, DISPLAY GROUP CURRENTLY HOLDS THE SOLE POWER TO VOTE THE REPLEVIN SHARES (1,365,030 SHARES OF THE COMMON STOCK).

          (b) DISPLAY GROUP'S POSSIBLE BENEFICIAL OWNERSHIP WITH RESPECT TO 14,898,296 SHARES OF THE COMMON STOCK ARISES FROM ITS STATUS AS A GENERAL PARTNER OF DISPLAY OPTICS./4/ IN ITS CAPACITY AS A GENERAL PARTNER OF DISPLAY OPTICS, DISPLAY GROUP CURRENTLY HOLDS THE SHARED POWER, TOGETHER WITH ISSUER, TO VOTE AND DISPOSE OF 50,000 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY DISPLAY OPTICS, AND UPON THE ISSUANCE OF THE CLASS B UNITS DESCRIBED IN PARAGRAPH (1) OF THIS ITEM 5 (INCLUDING THE OVER ALLOTTED CLASS B UNITS), WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF THE REMAINING 14,848,296 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY DISPLAY OPTICS.

----------
/3/    AS A PRECAUTIONARY MEASURE, THE SHARES OF THE COMMON STOCK REPORTED AS
BENEFICIALLY OWNED BY DISPLAY GROUP INCLUDE SHARES OF THE COMMON STOCK RELATED TO PROMISSORY NOTES ISSUED BY DISPLAY OPTICS AND DISPLAY GROUP THAT ARE CONVERTIBLE INTO CLASS B UNITS. UPON THE CONVERSION OF SUCH PROMISSORY NOTES INTO CLASS B UNITS, ISSUER WOULD BE OBLIGATED TO CONTRIBUTE SHARES OF THE COMMON STOCK TO THE CAPITAL OF DISPLAY OPTICS (TO ENABLE DISPLAY OPTICS TO SATISFY ITS OBLIGATION UPON THE EXCHANGE OF THE CLASS B UNITS BY THE UNITHOLDERS FOR SHARES OF THE COMMON STOCK PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT). THE FILING AND CONTENTS OF THE SCHEDULE 13D AND ANY AMENDMENTS THERETO SHOULD NOT BE DEEMED TO BE AN ADMISSION BY ANY REPORTING PERSON THAT DISPLAY GROUP ACQUIRES BENEFICIAL OWNERSHIP OF SUCH SHARES PRIOR TO THE ACTUAL ISSUANCE OF SUCH SHARES BY ISSUER TO DISPLAY OPTICS UPON THE ISSUANCE BY DISPLAY OPTICS OF THE CLASS B UNITS.

/4/    SEE FOOTNOTE 1.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 23 of 44

          (C) DISPLAY GROUP'S POSSIBLE BENEFICIAL OWNERSHIP WITH RESPECT TO 7,094,428 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY DISPLAY GROUP TO DISPLAY OPTICS, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

          DATE                             ORIGINAL PRINCIPAL AMOUNT
          ----                             -------------------------
     MARCH 14, 1995                                $11,459
     MARCH 15, 1995                                 60,000
     APRIL 6, 1995                                  60,000
     MAY 9, 1995                                    40,000
     MAY 19, 1995                                   11,459
     JUNE 14, 1995                                  10,000
     JUNE 30, 1995                                  25,000
     JULY 11, 1995                                  25,000
     JULY 28, 1995                                  12,000
     AUGUST 14, 1995                                11,459
     SEPTEMBER 1, 1995                              20,000
     SEPTEMBER 13, 1995                              4,000
     SEPTEMBER 27, 1995                             50,500
     OCTOBER 10, 1995                               45,000
     OCTOBER 30, 1995                               54,500
     NOVEMBER 29, 1995                              39,000
     DECEMBER 22, 1995                              20,000
     JANUARY 8, 1996                                 8,000
     JANUARY 16, 1996                               20,000
     JANUARY 24, 1996                                7,000
     JANUARY 26, 1996                               15,000
     JANUARY 29, 1996                               35,000
     FEBRUARY 12, 1996                              20,000
     FEBRUARY 28, 1996                              32,000
     MARCH 15, 1996                                 10,000
     MARCH 29, 1996                                 10,000
     APRIL 2, 1996                                   6,000
     APRIL 5, 1996                                  46,000
     APRIL 15, 1996                                 15,000
     MAY 25, 1996                                   70,000
     JUNE 7, 1996                                   54,048
     JULY 1, 1996                                   30,000
     JULY 11, 1996                                  10,000
     JULY 17, 1996                                  35,500
     AUGUST 1, 1996                                 10,000
                                                  --------
     TOTAL:                                       $932,925

          PURSUANT TO THE TERMS OF EACH SUCH LOAN, DISPLAY GROUP MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT A RATE EQUAL TO ONE CLASS B UNIT PER $10,000 (THE "LOAN CONVERSION RATE"). THE REVISED

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 24 of 44

PARTNERSHIP AGREEMENT REQUIRES THAT ISSUER CONTRIBUTE 76,045 SHARES OF THE COMMON STOCK TO THE CAPITAL OF DISPLAY OPTICS FOR EACH CLASS B UNIT ISSUED BY DISPLAY OPTICS, AND PERMITS THE HOLDER OF A CLASS B UNIT TO ELECT TO EXCHANGE ITS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT A RATE EQUAL TO 76,045 SHARES OF THE COMMON STOCK FOR EACH CLASS B UNIT (THE "CLASS B EXCHANGE RATE")./5/ UPON CONVERSION OF ITS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, DISPLAY GROUP WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 7,094,428 SHARES OF THE COMMON STOCK, ALL OF WHICH ARE INCLUDED AMONG THE SHARES DESCRIBED IN PARAGRAPH 2(B) OF THIS ITEM 5.

          (D) DISPLAY GROUP'S BENEFICIAL OWNERSHIP WITH RESPECT TO 350,000 SHARES OF THE COMMON STOCK WAS TRANSFERRED TO DISPLAY GROUP FROM DEFENDANTS AS A RESULT OF THE NIXON LITIGATION, AND DISPLAY GROUP HAS THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF THESE SHARES.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). DISPLAY GROUP DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO IT IN THIS PARAGRAPH (2).

     KEITH A. HANCOCK'S POSSIBLE BENEFICIAL OWNERSHIP OF THE COMMON STOCK IS DESCRIBED IN PARAGRAPH (3) OF THIS ITEM 5.

     (3) KEITH A. HANCOCK POTENTIALLY BENEFICIALLY OWNS 16,613,326 SHARES (88.68%) OF THE COMMON STOCK, AS DESCRIBED BELOW:/6/

          (A) MR. HANCOCK'S POSSIBLE BENEFICIAL OWNERSHIP WITH RESPECT TO 16,613,326 SHARES OF THE COMMON STOCK ARISES FROM HIS POSITION AS THE MANAGER OF DISPLAY


-------------

/5/    PRIOR TO SEPTEMBER 1, 1995, THE CONVERSION RATE FOR CLASS B UNITS WAS
3,333 SHARES OF THE COMMON STOCK PER UNIT.  SEE DISCUSSION IN PARAGRAPH (2) OF
ITEM 3.

/6/    AS A PRECAUTIONARY MEASURE, THE SHARES OF THE COMMON STOCK REPORTED AS
POTENTIALLY BENEFICIALLY OWNED BY KEITH A. HANCOCK INCLUDE SHARES OF THE COMMON STOCK RELATED TO PROMISSORY NOTES ISSUED BY DISPLAY OPTICS AND DISPLAY GROUP THAT ARE CONVERTIBLE INTO CLASS B UNITS. UPON THE CONVERSION OF SUCH PROMISSORY NOTES INTO CLASS B UNITS, ISSUER WOULD BE OBLIGATED TO CONTRIBUTE SHARES OF THE COMMON STOCK TO THE CAPITAL OF DISPLAY OPTICS (TO ENABLE DISPLAY OPTICS TO SATISFY ITS OBLIGATION UPON THE EXCHANGE OF THE CLASS B UNITS BY THE UNITHOLDERS FOR SHARES OF THE COMMON STOCK PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT). THE FILING AND CONTENTS OF THE SCHEDULE 13D AND ANY AMENDMENTS THERETO SHOULD NOT BE DEEMED TO BE AN ADMISSION BY ANY REPORTING PERSON THAT KEITH A. HANCOCK ACQUIRES BENEFICIAL OWNERSHIP OF SUCH SHARES PRIOR TO THE ACTUAL ISSUANCE OF SUCH SHARES BY ISSUER TO DISPLAY OPTICS UPON THE ISSUANCE BY DISPLAY OPTICS OF THE CLASS B UNITS.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 25 of 44

GROUP./7/  IN HIS CAPACITY AS THE MANAGER OF DISPLAY GROUP, KEITH A.
HANCOCK: (I) CURRENTLY HOLDS THE SOLE POWER TO VOTE THE REPLEVIN SHARES (1,365,030 SHARES OF THE COMMON STOCK) BENEFICIALLY OWNED BY DISPLAY GROUP
(II) CURRENTLY HOLDS THE SHARED POWER, TOGETHER WITH ISSUER, TO VOTE AND DISPOSE OF 50,000 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY DISPLAY OPTICS, (III) UPON THE ISSUANCE OF THE CLASS B UNITS DESCRIBED IN PARAGRAPH (1) OF THIS ITEM 5 (INCLUDING THE OVER ALLOTTED CLASS B UNITS), WOULD HAVE THE SHARED POWER, TOGETHER WITH ISSUER, TO VOTE AND DISPOSE OF THE REMAINING 14,848,296 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY DISPLAY OPTICS, (IV) UPON AND UPON THE OCCURRENCE OF THE CONVERSIONS AND EXCHANGES DESCRIBED IN PARAGRAPH (2) OF THIS
ITEM 5, WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 7,094,428 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY DISPLAY GROUP, ALL OF WHICH ARE INCLUDED AMONG THE SHARES DESCRIBED IN CLAUSE (III) OF THIS PARAGRAPH 3(A), AND (V) CURRENTLY HOLDS THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 350,000 SHARES RECEIVED BY DISPLAY GROUP AS THE RESULT OF THE NIXON LITIGATION.

          (B) MR. HANCOCK'S BENEFICIAL OWNERSHIP WITH RESPECT TO 38,023 SHARES OF THE COMMON STOCK ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $5,000 MADE BY MR. HANCOCK TO DISPLAY OPTICS ON NOVEMBER 4, 1996. PURSUANT TO THE TERMS OF THAT LOAN, MR. HANCOCK MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. HANCOCK MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOAN, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. HANCOCK WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 38,023 SHARES OF THE COMMON STOCK, ALL OF WHICH ARE INCLUDED AMONG THE SHARES DESCRIBED IN PARAGRAPH 3(A) OF THIS ITEM 5.

          (C) MR. HANCOCK'S BENEFICIAL OWNERSHIP WITH RESPECT TO 37,673 SHARES OF THE COMMON STOCK ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $5,000 MADE BY MR. HANCOCK TO DISPLAY GROUP ON AUGUST 1, 1996. PURSUANT TO THE TERMS OF THAT LOAN, MR. HANCOCK MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. HANCOCK MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. EFFECTIVE AS OF FEBRUARY 13, 1997, MR. HANCOCK CONVERTED $45.77 OF THE PRINCIPAL AMOUNT OF THIS LOAN INTO A 0.4577% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOAN. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF HIS LOAN, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. HANCOCK WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 37,673 SHARES OF THE COMMON STOCK, ALL OF WHICH ARE INCLUDED AMONG THE SHARES DESCRIBED IN PARAGRAPH 3(A) OF THIS ITEM 5.

----------

/7/   SEE FOOTNOTE 3.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 26 of 44

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. HANCOCK DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (3).

     (4) GS HOLDINGS BENEFICIALLY OWNS 5,375,532 SHARES (58.36%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) GS HOLDINGS' BENEFICIAL OWNERSHIP WITH RESPECT TO 747,869 SHARES OF THE COMMON STOCK ARISES FROM ITS PURCHASE OF 747,869 SHARES OF ISSUER'S SERIES B PREFERRED STOCK FOR $87,500 IN DECEMBER 1993. AS DISCUSSED IN PARAGRAPH (1) OF ITEM 3, ON DECEMBER 29, 1996, EACH SHARE OF THE SERIES B PREFERRED STOCK BECAME CONVERTIBLE, AT ANY TIME, INTO ONE SHARE OF THE COMMON STOCK. UPON CONVERSION OF THE SERIES B PREFERRED STOCK, GS HOLDINGS WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 747,869 SHARES OF THE COMMON STOCK.

          (B) GS HOLDINGS' BENEFICIAL OWNERSHIP WITH RESPECT TO 12,500 SHARES OF THE COMMON STOCK ARISES FROM ITS OWNERSHIP OF 1.5 CLASS A UNITS, ORIGINALLY PURCHASED FROM DISPLAY OPTICS IN DECEMBER 1993 FOR $12,500. THE REVISED PARTNERSHIP AGREEMENT PERMITS THE HOLDER OF A CLASS A UNIT TO ELECT, AT ANY TIME, TO EXCHANGE ITS CLASS A UNIT FOR 8,333 SHARES OF THE COMMON STOCK (THE "CLASS A EXCHANGE RATE"). UPON THE EXCHANGE OF ITS CLASS A UNITS, GS HOLDINGS WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 12,500 SHARES OF THE COMMON STOCK.

          (C) GS HOLDINGS' BENEFICIAL OWNERSHIP WITH RESPECT TO 2,058,690 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY GS HOLDINGS TO DISPLAY OPTICS, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

           DATE                          ORIGINAL PRINCIPAL AMOUNT
           ----                          -------------------------
     NOVEMBER 15, 1994                            $10,000
     DECEMBER 21, 1994                             10,000
     FEBRUARY 21, 1995                             10,000
     AUGUST 15, 1996                               19,109
     SEPTEMBER 15, 1996                            29,166
     NOVEMBER 4, 1996                              14,310
     NOVEMBER 4, 1996                              26,325
     NOVEMBER 14, 1996                             16,500
     NOVEMBER 25, 1996                             33,460
     DECEMBER 16, 1996                             60,000
     JANUARY 3, 1997                               41,850
                                                 --------
     TOTAL:                                      $270,720

          PURSUANT TO THE TERMS OF EACH SUCH LOAN, GS HOLDINGS MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 27 of 44

LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, GS HOLDINGS MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE ITS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF ITS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, GS HOLDINGS WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 2,058,690 SHARES OF THE COMMON STOCK.

          (D) GS HOLDINGS' BENEFICIAL OWNERSHIP WITH RESPECT TO 975,551 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY GS HOLDINGS TO DISPLAY GROUP, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

          DATE                ORIGINAL PRINCIPAL AMOUNT
          ----                -------------------------

   DECEMBER 15, 1995                  $ 61,260
   MAY 22, 1996                         70,000
                                      --------
   TOTAL:                             $131,260


          PURSUANT TO THE TERM S OF EACH SUCH LOAN, GS HOLDINGS MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDI NG PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION R ATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, GS HOLD INGS MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE ITS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. , AND THE EXCH EFFECTIVE AS OF FEBRUARY 13, 1997, GS HOLDING CONVERTED $2,974.31 OF THE PRINCIPAL AMOUNT OF ITS LOANS INTO
A 29.7431% MEMBERSHIP INTEREST I N DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOANS. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF ITS LOANS ANGE OF THE RESULTANT CLASS B UNITS, GS HOLDINGS WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 975,551 SHARES OF THE COMMON STOCK.

          (E) GS HOLDINGS' BENEFICIAL OWNERSHIP WITH RESPECT TO 1,124,652 SHARES OF THE COMMON STOCK ARISES FROM A SERIES TRANSACTIONS IN WHICH GS HOLDINGS GUARANTEED THE THIRD-PARTY DEBT OF DISPLAY GROUP DESCRIBED IN PARAGRAPH (2) OF
ITEM 3.  THE DATE AND AMOUNT OF EACH GUARANTY ARE AS FOLLOWS:

       DATE                        GUARANTY AMOUNT
       ----                        ---------------

   MARCH 10, 1995                     $ 68,750
   MAY 30, 1996                         79,143
                                      --------
   TOTAL:                             $147,893


          IN EXCHANGE FOR EACH GUARANTY, GS HOLDINGS RECEIVED THE RIGHT TO CONVERT THE AMOUNT OF THE GUARANTY INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, GS HOLDINGS MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE ITS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF THE GUARANTY AMOUNT, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, GS HOLDINGS WOULD

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 28 of 44

HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 1,124,652 SHARES OF THE COMMON STOCK.

          (F) GS HOLDINGS' BENEFICIAL OWNERSHIP WITH RESPECT TO 456,270 SHARES OF THE COMMON STOCK ARISES FROM ITS GUARANTY, ON SEPTEMBER 30, 1996, OF THE $60,000 LETTER OF CREDIT DISCUSSED IN ITEM 3. IN EXCHANGE FOR THE GUARANTY, GS HOLDINGS RECEIVED THE RIGHT TO CONVERT THE AMOUNT OF THE GUARANTY INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, GS HOLDINGS MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE ITS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF THE GUARANTY AMOUNT, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, GS HOLDINGS WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 456,270 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). GS HOLDINGS DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO IT IN THIS PARAGRAPH (4).

     GENE W. SCHNEIDER'S BENEFICIAL OWNERSHIP OF THE COMMON STOCK IS DESCRIBED IN PARAGRAPH (5) OF THIS ITEM 5.

     (5) GENE W. SCHNEIDER BENEFICIALLY OWNS 5,375,532 SHARES (58.36%) OF THE COMMON STOCK. ALL OF MR. SCHNEIDER'S BENEFICIAL OWNERSHIP WITH RESPECT TO THE COMMON STOCK ARISES FROM HIS POSITION AS GENERAL PARTNER OF GS HOLDINGS. IN HIS CAPACITY AS THE GENERAL PARTNER OF GS HOLDINGS, MR. SCHNEIDER WOULD, UPON THE OCCURRENCE OF THE CONVERSIONS AND EXCHANGES DESCRIBED IN PARAGRAPH (4) OF THIS
ITEM 5, HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF THE 5,375,532 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY GS HOLDINGS.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. SCHNEIDER DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (5).

     (6) WILLIAM W. BECKER BENEFICIALLY OWNS 1,864,717 SHARES (32.71%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) MR. BECKER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 747,869 SHARES OF THE COMMON STOCK ARISES FROM HIS PURCHASE OF 747,869 SHARES OF ISSUER'S SERIES B PREFERRED STOCK FOR $87,500 IN DECEMBER 1993. AS DISCUSSED IN PARAGRAPH (1) OF ITEM 3, ON DECEMBER 29, 1996, EACH SHARE OF THE SERIES B PREFERRED STOCK BECAME CONVERTIBLE, AT ANY TIME, INTO ONE SHARE OF THE COMMON STOCK. UPON CONVERSION OF THE SERIES B PREFERRED STOCK, MR. BECKER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 747,869 SHARES OF THE COMMON STOCK.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 29 of 44

          (B) MR. BECKER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 12,500 SHARES OF THE COMMON STOCK ARISES FROM HIS OWNERSHIP OF 1.5 CLASS A UNITS, ORIGINALLY PURCHASED FROM DISPLAY OPTICS IN DECEMBER 1993 FOR $12,500. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. BECKER MAY, AT ANY TIME, ELECT TO EXCHANGE HIS CLASS A UNITS AT THE CLASS A EXCHANGE RATE. UPON THE EXCHANGE OF HIS CLASS A UNITS, MR. BECKER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 12,500 SHARES OF THE COMMON STOCK.

          (C) MR. BECKER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 152,090 SHARES OF THE COMMON STOCK ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $20,000 MADE BY MR. BECKER TO DISPLAY OPTICS ON JANUARY 25, 1995. PURSUANT TO THE TERMS OF THE LOAN, MR. BECKER MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. BECKER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOAN, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. BECKER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 152,090 SHARES OF THE COMMON STOCK.

          (D) MR. BECKER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 952,258 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. BECKER TO DISPLAY GROUP, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

          DATE               ORIGINAL PRINCIPAL AMOUNT
          ----               -------------------------

   JUNE 30, 1995                     $ 68,750
   DECEMBER 18, 1995                   57,600
                                     --------
   TOTAL:                            $126,350


          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. BECKER MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. BECKER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. EFFECTIVE FEBRUARY, 1997, MR. BECKER CONVERTED $1,127.48 OF THE PRINCIPAL AMOUNT OF THESE LOANS INTO A 11.2748% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOANS. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF HIS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. BECKER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 952,258 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. BECKER DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (6).

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 30 of 44

     (7) MARK L. SCHNEIDER BENEFICIALLY OWNS 2,497,650 SHARES (39.43%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) MR. SCHNEIDER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 373,934 SHARES OF THE COMMON STOCK ARISES FROM HIS PURCHASE OF 373,934 SHARES OF ISSUER'S SERIES B PREFERRED STOCK FOR $43,750 IN DECEMBER 1993. AS DISCUSSED IN PARAGRAPH (1) OF ITEM 3, ON DECEMBER 29, 1996, EACH SHARE OF THE SERIES B PREFERRED STOCK BECAME CONVERTIBLE, AT ANY TIME, INTO ONE SHARE OF THE COMMON STOCK. UPON CONVERSION OF THE SERIES B PREFERRED STOCK, MR. SCHNEIDER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 373,934 SHARES OF THE COMMON STOCK.

          (B) MR. SCHNEIDER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 6,250 SHARES OF THE COMMON STOCK ARISES FROM HIS OWNERSHIP OF 0.75 CLASS A UNITS, ORIGINALLY PURCHASED FROM DISPLAY OPTICS IN DECEMBER 1993 FOR $6,250. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. SCHNEIDER MAY, AT ANY TIME, ELECT TO EXCHANGE HIS CLASS A UNITS AT THE CLASS A EXCHANGE RATE. UPON THE EXCHANGE OF HIS CLASS A UNITS, MR. SCHNEIDER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 6,250 SHARES OF THE COMMON STOCK.

          (C) MR. SCHNEIDER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 1,005,140 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. SCHNEIDER TO DISPLAY OPTICS, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS
FOLLOWS:

           DATE                          ORIGINAL PRINCIPAL AMOUNT
           ----                          -------------------------
     NOVEMBER 28, 1994                            $5,000
     DECEMBER 29, 1994                             5,000
     AUGUST 15, 1996                              11,707
     OCTOBER 2, 1996                              29,000
     NOVEMBER 12, 1996                             6,840
     NOVEMBER 12, 1996                            12,540
     NOVEMBER 25, 1996                            15,890
     JANUARY 23, 1997                             46,200
                                                --------
     TOTAL:                                     $132,177


          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. SCHNEIDER MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. SCHNEIDER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOANS AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. SCHNEIDER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 1,005,140 SHARES OF THE COMMON STOCK.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 31 of 44

          (D) MR. SCHNEIDER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 482,201 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. SCHNEIDER TO DISPLAY GROUP, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS
FOLLOWS:

         DATE           ORIGINAL PRINCIPAL AMOUNT
         ----           -------------------------

   SEPTEMBER 1, 1995             $20,000
   DECEMBER 13, 1995              34,920
   MARCH 25, 1996                 10,000
                                 -------
    TOTAL:                       $64,920


          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. SCHNEIDER MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. SCHNEIDER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. EFFECTIVE AS OF FEBRUARY 13, 1997, MR. SCHNEIDER CONVERTED $1,510.14 OF THE PRINCIPAL AMOUNT OF THESE LOANS INTO A 15.1014% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOANS. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF HIS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. SCHNEIDER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 482,201 SHARES OF THE COMMON STOCK.

          (E) MR. SCHNEIDER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 630,124 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF TRANSACTIONS IN WHICH MR. SCHNEIDER GUARANTEED THE THIRD-PARTY DEBT OF DISPLAY GROUP DESCRIBED IN PARAGRAPH (2) OF ITEM 3. THE DATE AND AMOUNT OF EACH GUARANTY ARE AS FOLLOWS:

       DATE          GUARANTY AMOUNT
       ----          ---------------

   MARCH 10, 1995            $34,375
   MAY 30, 1996               48,487
                             -------
   TOTAL:                    $82,862


          IN EXCHANGE FOR EACH GUARANTY, MR. SCHNEIDER RECEIVED THE RIGHT TO CONVERT THE AMOUNT OF THE GUARANTY INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. SCHNEIDER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF THE GUARANTY AMOUNT, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. SCHNEIDER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 630,124 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. SCHNEIDER DISCLAIMS BENEFICIAL

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 32 of 44

OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (7).

     (8) JAN E. HELEN BENEFICIALLY OWNS 1,122,467 SHARES (22.64%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) MR. HELEN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 373,934 SHARES OF THE COMMON STOCK ARISES FROM HIS PURCHASE OF 373,934 SHARES OF ISSUER'S SERIES B PREFERRED STOCK FOR $43,750 IN DECEMBER 1993. AS DISCUSSED IN PARAGRAPH (1) OF
ITEM 3, ON DECEMBER 29, 1996, EACH SHARE OF THE SERIES B PREFERRED STOCK BECAME CONVERTIBLE, AT ANY TIME, INTO ONE SHARE OF THE COMMON STOCK. UPON CONVERSION OF THE SERIES B PREFERRED STOCK, MR. HELEN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 373,934 SHARES OF THE COMMON STOCK.

          (B) MR. HELEN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 6,250 SHARES OF THE COMMON STOCK ARISES FROM HIS OWNERSHIP OF 0.75 CLASS A UNITS, ORIGINALLY PURCHASED FROM DISPLAY OPTICS IN DECEMBER 1993 FOR $6,250. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. HELEN MAY, AT ANY TIME, ELECT TO EXCHANGE HIS CLASS A UNITS AT THE CLASS A EXCHANGE RATE. UPON THE EXCHANGE OF HIS CLASS A UNITS, MR. HELEN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 6,250 SHARES OF THE COMMON STOCK.

          (C) MR. HELEN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 266,158 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. HELEN TO DISPLAY OPTICS, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

         DATE                 ORIGINAL PRINCIPAL AMOUNT
         ----                 -------------------------

   DECEMBER 8, 1994                   $ 5,000
   FEBRUARY 6, 1995                     5,000
   MARCH 11, 1997                      25,000
                                      -------
     TOTAL:                           $35,000


          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. HELEN MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. HELEN MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. HELEN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 266,158 SHARES OF THE COMMON STOCK.

          (D) MR. HELEN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 214,721 SHARES OF THE COMMON STOCK ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $28,800 MADE BY MR. HELEN TO DISPLAY GROUP ON JANUARY 16, 1996. PURSUANT TO THE TERMS OF THE LOAN, MR. HELEN MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 33 of 44

PARTNERSHIP AGREEMENT, MR. HELEN MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. EFFECTIVE AS OF FEBRUARY 13, 1997, MR. HELEN CONVERTED $563.74 OF THE PRINCIPAL AMOUNT OF THIS LOAN INTO A 5.6374% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOAN. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF HIS LOAN, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. HELEN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 214,721 SHARES OF THE COMMON STOCK.

          (E) MR. HELEN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 214,721 SHARES OF THE COMMON STOCK ARISES FROM A TRANSACTION ON MARCH 10, 1995, IN WHICH MR. HELEN GUARANTEED $34,375 OF THE THIRD-PARTY DEBT OF DISPLAY GROUP DESCRIBED IN PARAGRAPH (2) OF ITEM 3. IN EXCHANGE FOR THE GUARANTY, MR. HELEN RECEIVED THE RIGHT TO CONVERT THE GUARANTY AMOUNT INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. HELEN MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF THE GUARANTY AMOUNT, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. HELEN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 261,405 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. HELEN DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (8).

     (9) WILLIAM J. ELSNER BENEFICIALLY OWNS 1,122,482 SHARES (22.64%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) MR. ELSNER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 373,934 SHARES OF THE COMMON STOCK ARISES FROM HIS PURCHASE OF 373,934 SHARES OF ISSUER'S SERIES B PREFERRED STOCK FOR $43,750 IN DECEMBER 1993. AS DISCUSSED IN PARAGRAPH (1) OF ITEM 3, ON DECEMBER 29, 1996, EACH SHARE OF THE SERIES B PREFERRED STOCK BECAME CONVERTIBLE, AT ANY TIME, INTO ONE SHARE OF THE COMMON STOCK. UPON CONVERSION OF THE SERIES B PREFERRED STOCK, MR. ELSNER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 373,934 SHARES OF THE COMMON STOCK.

          (B) MR. ELSNER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 6,250 SHARES OF THE COMMON STOCK ARISES FROM HIS OWNERSHIP OF 0.75 CLASS A UNITS, ORIGINALLY PURCHASED FROM DISPLAY OPTICS IN DECEMBER 1993 FOR $6,250. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. ELSNER MAY, AT ANY TIME, ELECT TO EXCHANGE HIS CLASS A UNITS AT THE CLASS A EXCHANGE RATE. UPON THE EXCHANGE OF HIS CLASS A UNITS, MR. ELSNER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 6,250 SHARES OF THE COMMON STOCK.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 34 of 44

          (C) MR. ELSNER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 266,158 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. ELSNER TO DISPLAY OPTICS, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

        DATE            ORIGINAL PRINCIPAL AMOUNT
        ----            -------------------------

   NOVEMBER 21, 1994            $ 5,000
   DECEMBER 27, 1994              5,000
   MARCH 11, 1997                25,000
                                -------
   TOTAL:                       $35,000


          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. ELSNER MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. ELSNER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. ELSNER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 266,158 SHARES OF THE COMMON STOCK.

          (D) MR. ELSNER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 476,141 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. ELSNER TO DISPLAY GROUP, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

          DATE                 ORIGINAL PRINCIPAL AMOUNT
          ----                 -------------------------

   MARCH 14, 1995                      $11,459
   MAY 19, 1995                         11,459
   AUGUST 14, 1995                      11,459
   DECEMBER 22, 1995                    28,800
                                       -------
   TOTAL:                              $63,177


          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. ELSNER MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. ELSNER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. EFFECTIVE AS OF FEBRUARY 13, 1997, MR. ELSNER CONVERTED $563.75 OF THE PRINCIPAL AMOUNT OF THESE LOANS INTO A 5.6375% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOANS. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF HIS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. ELSNER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 476,141 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. ELSNER DISCLAIMS BENEFICIAL

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 35 of 44

OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (9).

     (10) J. TIMOTHY BRITTAN BENEFICIALLY OWNS 1,003,306 SHARES (21.46%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) MR. BRITTAN HAS A BENEFICIAL INTEREST IN 164,000 SHARES OF THE COMMON STOCK THAT HE OWNS DIRECTLY, AND THUS, HAS THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF THESE SHARES.

          (B) MR. BRITTAN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 373,934 SHARES OF THE COMMON STOCK ARISES FROM HIS PURCHASE OF 373,934 SHARES OF ISSUER'S SERIES B PREFERRED STOCK FOR $43,750 IN DECEMBER 1993. AS DISCUSSED IN PARAGRAPH (1) OF ITEM 3, ON DECEMBER 29, 1996, EACH SHARE OF THE SERIES B PREFERRED STOCK BECAME CONVERTIBLE, AT ANY TIME, INTO ONE SHARE OF THE COMMON STOCK. UPON CONVERSION OF THE SERIES B PREFERRED STOCK, MR. BRITTAN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 373,934 SHARES OF THE COMMON STOCK.

          (C) MR. BRITTAN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 6,250 SHARES OF THE COMMON STOCK ARISES FROM HIS OWNERSHIP OF 0.75 CLASS A UNITS, ORIGINALLY PURCHASED FROM DISPLAY OPTICS IN DECEMBER 1993 FOR $6,250. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. BRITTAN MAY, AT ANY TIME, ELECT TO EXCHANGE HIS CLASS A UNITS AT THE CLASS A EXCHANGE RATE. UPON THE EXCHANGE OF HIS CLASS A UNITS, MR. BRITTAN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 6,250 SHARES OF THE COMMON STOCK.

          (D) MR. BRITTAN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 197,717 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. BRITTAN TO DISPLAY OPTICS, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

        DATE            ORIGINAL PRINCIPAL AMOUNT
        ----            -------------------------

   FEBRUARY 1, 1995             $ 2,000
   AUGUST 21, 1995                4,000
   FEBRUARY 28, 1997             20,000
                                -------
   TOTAL:                       $26,000


          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. BRITTAN MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. BRITTAN MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. BRITTAN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 197,717 SHARES OF THE COMMON STOCK.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 36 of 44

          (E) MR. BRITTAN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 261,405 SHARES OF THE COMMON STOCK ARISES FROM A TRANSACTION ON MARCH 10, 1995, IN WHICH MR. BRITTAN GUARANTEED $34,375 OF THE THIRD-PARTY DEBT OF DISPLAY GROUP DESCRIBED IN PARAGRAPH (2) OF ITEM 3. IN EXCHANGE FOR THE GUARANTY, MR. BRITTAN RECEIVED THE RIGHT TO CONVERT THE AMOUNT OF THE GUARANTY INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. BRITTAN MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF THE GUARANTY AMOUNT, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. BRITTAN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 261,405 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. BRITTAN DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (10).

     (11) BRUCE H. ETKIN BENEFICIALLY OWNS 3,232,597 SHARES (45.73%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) MR. ETKIN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 1,262,530 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. ETKIN TO DISPLAY OPTICS, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

           DATE                    ORIGINAL PRINCIPAL AMOUNT
           ----                    -------------------------
     AUGUST 15, 1996                          $19,183
     SEPTEMBER 15, 1996                        29,166
     OCTOBER 21, 1996                          10,000
     OCTOBER 24, 1996                           8,850
     NOVEMBER 4, 1996                          16,225
     DECEMBER 3, 1996                          20,650
     DECEMBER 16, 1996                         61,950
                                             --------
     TOTAL:                                  $166,024

          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. ETKIN MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. ETKIN MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON STOCK AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOANS AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. ETKIN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 1,262,530 SHARES OF THE COMMON STOCK.

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 37 of 44

          (B) MR. ETKIN'S BENEFICIAL OWNERSHIP WITH RESPECT TO 1,970,067 SHARES OF THE COMMON STOCK ARISES FROM A SERIES OF LOANS MADE BY MR. ETKIN TO DISPLAY GROUP, THE DATE AND ORIGINAL PRINCIPAL AMOUNT OF WHICH ARE AS FOLLOWS:

        DATE          ORIGINAL PRINCIPAL AMOUNT
        ----          -------------------------

SEPTEMBER 27, 1995             $200,000
DECEMBER 11, 1995                61,020
                               --------
TOTAL:                         $261,020


          PURSUANT TO THE TERMS OF EACH SUCH LOAN, MR. ETKIN MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. ETKIN MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS WITH DISPLAY OPTICS FOR SHARES OF THE COMMON
STOCK AT THE CLASS B EXCHANGE RATE.   EFFECTIVE AS OF FEBRUARY 13, 1997, MR.
ETKIN CONVERTED $1,954.48 OF THE PRINCIPAL AMOUNT OF THESE LOANS INTO A 19.5448% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOANS. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF HIS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. ETKIN WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 1,970,067 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. ETKIN DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (11).

     (12) PEREGRINE INVESTMENTS BENEFICIALLY OWNS 756,967 SHARES (16.48%) OF THE COMMON STOCK. PEREGRINE INVESTMENTS' BENEFICIAL OWNERSHIP WITH RESPECT TO ALL OF THESE SHARES ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $100,000 MADE BY PEREGRINE INVESTMENTS TO DISPLAY GROUP ON JANUARY 26, 1996. PURSUANT TO THE TERMS OF THE LOAN, PEREGRINE INVESTMENTS MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, PEREGRINE INVESTMENTS MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE ITS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. EFFECTIVE AS OF FEBRUARY 13, 1997, PEREGRINE INVESTMENTS CONVERTED $457.68 OF THE PRINCIPAL AMOUNT OF ITS LOAN INTO A 4.5768% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOAN. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF ITS LOAN, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, PEREGRINE INVESTMENTS WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 756,967 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). PEREGRINE INVESTMENTS DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO IT IN THIS PARAGRAPH (12).

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 38 of 44

          DARYL H. OWEN'S BENEFICIAL OWNERSHIP OF THE COMMON STOCK IS DESCRIBED IN PARAGRAPH (13) OF THIS ITEM 5.

          LINDSAY D. HOOPER'S BENEFICIAL OWNERSHIP OF THE COMMON STOCK IS DESCRIBED IN PARAGRAPH (14) OF THIS ITEM 5.

          JAMES C. GOULD'S BENEFICIAL OWNERSHIP OF THE COMMON STOCK IS DESCRIBED IN PARAGRAPH (15) OF THIS ITEM 5.

     (13) DARYL H. OWEN BENEFICIALLY OWNS 756,967 SHARES (16.48%) OF THE COMMON STOCK. ALL OF MR. OWEN'S BENEFICIAL OWNERSHIP WITH RESECT TO THE COMMON STOCK ARISES FROM HIS POSITION AS GENERAL PARTNER OF PEREGRINE INVESTMENTS. IN HIS CAPACITY AS A GENERAL PARTNER OF PEREGRINE INVESTMENTS, MR. OWEN WOULD, UPON THE OCCURRENCE OF THE CONVERSION AND EXCHANGE DESCRIBED IN PARAGRAPH (12) OF THIS
ITEM 5, HOLD THE SHARED POWER, WITH LINDSAY D. HOOPER AND JAMES C. GOULD, TO VOTE AND TO DISPOSE OF THE 756,967 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY PEREGRINE INVESTMENTS.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. OWEN DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (13).

     (14) LINDSAY D. HOOPER BENEFICIALLY OWNS 756,967 SHARES (16.48%) OF THE COMMON STOCK. ALL OF MR. HOOPER'S BENEFICIAL OWNERSHIP WITH RESECT TO THE COMMON STOCK ARISES FROM HIS POSITION AS GENERAL PARTNER OF PEREGRINE INVESTMENTS. IN HIS CAPACITY AS A GENERAL PARTNER OF PEREGRINE INVESTMENTS, MR. HOOPER WOULD, UPON THE OCCURRENCE OF THE CONVERSION AND EXCHANGE DESCRIBED IN PARAGRAPH (12) OF THIS ITEM 5, HOLD THE SHARED POWER, WITH DARYL H. OWEN AND JAMES C. GOULD, TO VOTE AND TO DISPOSE OF THE 756,967 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY PEREGRINE INVESTMENTS.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. HOOPER DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (14).

     (15) JAMES C. GOULD BENEFICIALLY OWNS 756,967 SHARES (16.48%) OF THE COMMON STOCK. ALL OF MR. GOULD'S BENEFICIAL OWNERSHIP WITH RESECT TO THE COMMON STOCK ARISES FROM HIS POSITION AS GENERAL PARTNER OF PEREGRINE INVESTMENTS. IN HIS CAPACITY AS A GENERAL PARTNER OF PEREGRINE INVESTMENTS, MR. GOULD WOULD, UPON THE OCCURRENCE OF THE CONVERSION AND EXCHANGE DESCRIBED IN PARAGRAPH (12) OF THIS ITEM 5, HOLD THE SHARED POWER, WITH DARYL H. OWEN AND LINDSAY D. HOOPER, TO VOTE AND TO DISPOSE OF THE 756,967 SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY PEREGRINE INVESTMENTS.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. GOULD DISCLAIMS BENEFICIAL OWNERSHIP

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 39 of 44

OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (15).

     (16) JOHN D. SEIVER BENEFICIALLY OWNS 118,280 SHARES (2.99%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) MR. SEIVER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 42,585 SHARES OF THE COMMON STOCK ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $5,600 MADE BY MR. SEIVER TO DISPLAY OPTICS ON FEBRUARY 28, 1997. PURSUANT TO THE TERMS OF SUCH LOAN, MR. SEIVER MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. SEIVER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOANS, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. SEIVER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 42,585 SHARES OF THE COMMON STOCK.

          (B) MR. SEIVER'S BENEFICIAL OWNERSHIP WITH RESPECT TO 75,695 SHARES OF THE COMMON STOCK ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $10,000 MADE BY MR. SEIVER TO DISPLAY GROUP ON MARCH 15, 1996. PURSUANT TO THE TERMS OF THE LOAN, MR. SEIVER MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. SEIVER MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. EFFECTIVE AS OF FEBRUARY 13, 1997, MR. SEIVER CONVERTED $45.77 OF THE PRINCIPAL AMOUNT OF THIS LOAN INTO A 0.4577% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOAN. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF HIS LOAN, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. SEIVER WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 75,695 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. SEIVER DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (16).

     (17) JOHN P. COLE, JR. BENEFICIALLY OWNS 884,076 SHARES (18.73%) OF THE COMMON STOCK, AS DESCRIBED BELOW:

          (A) MR. COLE'S BENEFICIAL OWNERSHIP WITH RESPECT TO 316,347 SHARES OF THE COMMON STOCK ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $41,600 MADE BY MR. COLE TO DISPLAY OPTICS ON FEBRUARY 28, 1997. PURSUANT TO THE TERMS OF SUCH LOAN, MR. COLE MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. COLE MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. UPON CONVERSION OF HIS LOAN, AND

CUSIP NO. 007422306          SCHEDULE 13D (AMENDMENT NO. 2)        Page 40 of 44

THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. COLE WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 316,347 SHARES OF THE COMMON STOCK.

          (B) MR. COLE'S BENEFICIAL OWNERSHIP WITH RESPECT TO 567,729 SHARES ARISES FROM A LOAN IN THE ORIGINAL PRINCIPAL AMOUNT OF $75,000 MADE BY MR. COLE TO DISPLAY GROUP ON APRIL 1, 1996. PURSUANT TO THE TERMS OF THE LOAN, MR. COLE MAY, AT ANY TIME, ELECT TO CONVERT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN INTO CLASS B UNITS AT THE LOAN CONVERSION RATE. PURSUANT TO THE TERMS OF THE REVISED PARTNERSHIP AGREEMENT, MR. COLE MAY, AT ANY TIME FOLLOWING SUCH CONVERSION, ELECT TO EXCHANGE HIS CLASS B UNITS AT THE CLASS B EXCHANGE RATE. EFFECTIVE AS OF FEBRUARY 13, 1997, MR. COLE CONVERTED $343.26 OF THE PRINCIPAL AMOUNT OF THIS LOAN INTO A 3.4326% MEMBERSHIP INTEREST IN DISPLAY GROUP PURSUANT TO THE TERMS OF THE LOAN. UPON CONVERSION OF THE REMAINING PRINCIPAL AMOUNT OF HIS LOAN, AND THE EXCHANGE OF THE RESULTANT CLASS B UNITS, MR. COLE WOULD HAVE THE SOLE POWER TO VOTE AND THE SOLE POWER TO DISPOSE OF 567,729 SHARES OF THE COMMON STOCK.

     THE TOTAL NUMBER OF SHARES OF THE COMMON STOCK BENEFICIALLY OWNED BY ALL REPORTING PERSONS IS 19,768,800 SHARES (90.99%). MR. COLE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES EXCEPT FOR THE SHARES OF THE COMMON STOCK ATTRIBUTED TO HIM IN THIS PARAGRAPH (17).

CUSIP NO. 007422306        SCHEDULE 13D (AMENDMENT NO.2)          Page 41 of 44

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

        PARAGRAPH 7 OF ITEM 6 IS AMENDED TO READ: AS DESCRIBED IN ITEM 5 OF THIS AMENDMENT NO. 2, THE FOLLOWING REPORTING PERSONS HAVE LOANED A TOTAL OF $737,121 TO DISPLAY OPTICS ON TERMS SIMILAR TO THOSE OF THE DISPLAY GROUP NOTE, INCLUDING THE CONVERSION RIGHT: GS HOLDINGS, WILLIAM W. BECKER, MARK L. SCHNEIDER, JAN E. HELEN, WILLIAM J. ELSNER, J. TIMOTHY BRITTAN, BRUCE H. ETKIN, KEITH A. HANCOCK, JOHN D. SEIVER, AND JOHN P. COLE.

        THE FOLLOWING IS ADDED TO THE END OF ITEM 6:

        PURSUANT TO THE CONVERSION OF DEBT AND AMENDMENT OF OPERATING AGREEMENT, EFFECTIVE AS OF FEBRUARY 13, 1997, GS HOLDINGS, WILLIAM W. BECKER, MARK L. SCHNEIDER, WILLIAM J. ELSNER, JAN E. HELEN, BRUCE H. ETKIN, PEREGRINE INVESMTENTS, JOHN D. SEIVER, JOHN P. COLE, JR. AND KEITH A. HANCOCK CONVERTED A TOTAL OF $9,586.38 OF THE PRINCIPAL AMOUNT OF THEIR LOANS TO DISPLAY GROUP INTO A 95.8638% MEMBERSHIP INTEREST IN DISPLAY GROUP. AS A RESULT OF THIS CONVERSION, ONLY THE REMAINING PRINCIPLE AMOUNT OF THE LOANS TO DISPLAY GROUP WILL BE ELLIGIBLE FOR CONVERSION INTO COMMON STOCK.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        THE FOLLOWING IS ADDED TO ITEM 7 FOLLOWING EXHIBIT 7.8:

        7.9 CONVERSION OF DEBT AND AMENDMENT OF OPERATING AGREEMENT, EFFECTIVE AS OF FEBRUARY 13, 1997, AMONG G. SCHNEIDER HOLDINGS CO., WILLIAM W. BECKER, MARK L. SCHNEIDER, WILLIAM J. ELSNER, JAN E. HELEN, J. TIMOTHY BRITTAN, BRUCE H. ETKIN, PEREGRINE INVESTMENTS, JOHN D. SEIVER, JOHN P. COLE, JR. AND KEITH A. HANCOCK.

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 2)             Page 42 of 44



SIGNATURES
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete, and correct.

     Dated:  March 13, 1997.

                                DISPLAY OPTICS, LTD., a Colorado limited
                                  partnership

                                  By: ADVANCE DISPLAY TECHNOLOGIES,
                                       INC., a Colorado corporation, its general
                                       partner

                                       By: /s/ Darrell D. Avery
                                          -----------------------------------
                                          Darrell D. Avey, its chairman and vice
                                          president

                                  By: DISPLAY GROUP LLC, a Colorado limited
                                       liability company, its managing general
                                       partner

                                       By: /s/ Keith Hancock
                                          -----------------------------------
                                          Keith Hancock, its manager

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 2)             Page 43 of 44

                                DISPLAY GROUP LLC, a Colorado limited
                                   liability company

                                     By: /s/ Keith A. Hancock
                                         ------------------------------------
                                         Keith Hancock, its manager

                                         /s/ Keith A. Hancock
                                ---------------------------------------------
                                Keith A. Hancock

                                G. SCHNEIDER HOLDINGS CO., a Colorado
                                  limited partnership

                                  By: ***
                                     ----------------------------------------
                                     Gene W. Schneider, its general partner

                                ***
                                ------------------------------------------
                                Gene W. Schneider

                                ***
                                ------------------------------------------
                                William W. Becker

                                ***
                                ------------------------------------------
                                Mark L. Schneider

                                ***
                                ------------------------------------------
                                Jan E. Helen

                                ***
                                ------------------------------------------
                                William J. Elsner

                                ***
                                ------------------------------------------
                                J. Timothy Brittan

                                ***
                                ------------------------------------------
                                Bruce H. Etkin

                                PEREGRINE  INVESTMENTS, a Virginia general
                                  partnership

                                  By: ***
                                     ----------------------------------------
                                     Daryl H. Owen, general partner

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 2)             Page 44 of 44

                                ***
                                -------------------------------------------
                                Daryl H. Owen

                                ***
                                -------------------------------------------
                                Lindsay D. Hooper

                                ***
                                -------------------------------------------
                                James C. Gould

                                ***
                                -------------------------------------------
                                John D. Seiver

                                ***
                                -------------------------------------------
                                John P. Cole, Jr.

                                *** By: /s/ Keith A. Hancock
                                       --------------------------------------
                                       Keith A. Hancock, attorney-in-fact

EXHIBIT 7.9

                              CONVERSION OF DEBT
                                      AND
                        AMENDMENT OF OPERATING AGREEMENT

     Each of the undersigned, all of whom are lenders to Display Group LLC, a Colorado limited liability company ("Display Group), hereby (a) irrevocably converts into equity of Display Group the principal amount indicated in column A of Exhibit A to this agreement of a loan by each of the undersigned to Display Group, (b) acknowledges that the "Sharing Ratios" of each of the persons listed on Exhibit A to this Agreement will be as set forth in Column B of Exhibit A, and (c) hereby consents to the admission as members of Display Group of any persons listed on Exhibit A who are not currently members of Display Group.
This document will be effective when signed by all of the persons indicated below.

                              G. Schneider Holdings Co.

                              By:  /s/ Gene W. Schneider
                                  ---------------------------------------------

                                  /s/ William W. Becker
                                  ---------------------------------------------
                                      William W. Becker

                                  /s/ Mark L. Schneider
                                  ---------------------------------------------
                                      Mark L. Schneider

                                  /s/ William J. Elsner
                                  ---------------------------------------------
                                      William J. Elsner

                                  /s/ Jan E. Helen
                                  ---------------------------------------------
                                      Jan E. Helen

                                  /s/ J. Timothy Brittan
                                  ---------------------------------------------
                                      J. Timothy Brittan

                                  /s/ Bruce H. Etkin
                                  ---------------------------------------------
                                      Bruce H. Etkin

                                  Peregrine Investments

                                  By /s/ Daryl H. Owen
                                     ------------------------------------------

                                  /s/ John D. Seiver
                                  ---------------------------------------------
                                      John D. Seiver

                                  /s/ John P. Cole, Jr.
                                  ---------------------------------------------
                                      John P. Cole, Jr.

                                  /s/ Keith A. Hancock
                                  ---------------------------------------------
                                      Keith A. Hancock

                                                                     EXHIBIT 7.9

                                   EXHIBIT A



                                         A                     B
                             Principal Amount Converted  Sharing Ratio
                             --------------------------  --------------
G. Schneider Holdings Co.                     $2,974.31        29.7431%
William W. Becker                              1,127.48        11.2748%
Mark L. Schneider                              1,510.14        15.1014%
William J. Elsner                                563.75         5.6375%
Jan E. Helen                                     563.74         5.6374%
J. Timothy Brittan                               413.62         4.1362%
Bruce H. Etkin                                 1,954.48        19.5448%
Peregrine Investments                            457.68         4.5768%
John D. Seiver                                    45.77         0.4577%
John P. Cole, Jr.                                343.26         3.4326%
Keith A. Hancock                                  45.77         0.4577%